Exhibit (c)(iii)

                        (Rosenman & Colin LLP Letterhead)

November 5, 1999

Paul J. Derenthal, Esq.
Derenthal & Dannhauser
One Post Street, Suite 575                               E-MAIL ADDRESS
San Francisco, California 94104                          mifisher@rosenman.com

Dear Mr. Derenthal:

This letter is written on behalf of our client, Resources Accrued Mortgage Investors L.P. Series 86 (the "Partnership"), in response to your letter to Allan B. Rothschild, dated November 2, 1999.

Pursuant to Schedule 14D-1 filed with the Securities and Exchange Commission your clients have offered (the "Offer') to purchase any and all outstanding units of limited partnership interest ("Units") of the Partnership. The provisions of the Partnership's Agreement of Limited Partnership prohibit the assignment of Units that "would, in the opinion of counsel for the Partnership, result in the termination of the Partnership" under the Internal Revenue Code and provide that any such purported assignment "shall be void and deemed ineffectual and shall not bind or be recognized by the Partnership." Your clients have specifically acknowledged in the Offer that "the Partnership could terminate for federal income tax purposes as a result of the consummation of the Offer."

The provisions of the Partnership's Agreement of Limited Partnership prevent the Offer from being fully consummated in accordance with its terms. Accordingly, the Partnership is not required to comply with your request purportedly made pursuant to Rule 14d-5(a).

Very truly yours,


Mark I. Fisher

cc:   Mr. Glen Fuller
      Michael Ashner
      Allan B. Rothschild, Esq.